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SEC FILE NUMBER
8-52643

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing

NAME OF FIRM: Ultimus Fund Distributors, LLC

FEB 28 2024

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati	OH	45246
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin M. Guerette	(617) 848-3936	kguerette@ultimusfundsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Guerette, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature]
Notary Public

GINA TRUSS
Notary Public
State of Rhode Island
I.D. # 765661
My Commission Expires 08/12/2024

SEC Mail Processing
FEB 28 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND
EXEMPTION REPORT

For the year ended December 31, 2023

-CONTENTS-

Report of Independent Registered Public Accounting Firm

To Those Charged With Governance and the Member of Ultimus Fund Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules A, B, and C has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether

such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DocuSigned by:
Ernst + Young LLP
4208E5614C0540E...

We have served as the Company's auditor since 2019.

Cincinnati, Ohio
February 26, 2024

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	539,046
Accounts receivable, net of allowance for credit losses of $3,166		274,336
Due from affiliates		17,287
Prepaid expenses		29,938
Total assets	$	860,607

LIABILITIES & MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	58,974
Accrued expenses		58,131
Due to affiliates		40,140
Total liabilities	$	157,245
MEMBER'S EQUITY	$	703,362
Total liabilities and member's equity	$	860,607

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
Year Ended December 31, 2023

REVENUE		
Distributions fees	$	1,432,632
Underwriting fee revenue		46,702
Supervision revenue		19,599
Other revenue		18,747
Total revenues	$	1,517,680
EXPENSES		
Management fees	$	840,000
Professional fees		70,055
Software expense		50,981
Registration and related fees		39,096
Commissions expense		18,552
Other expenses		9,590
Total expenses	$	1,028,274
NET INCOME	$	489,406

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2023

BALANCE AT JANUARY 1, 2023	$	573,956
Net income		489,406
Distributions to Member		(360,000)
BALANCE AT DECEMBER 31, 2023	$	703,362

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 489,406
Adjustments to reconcile net income to net cash flows provided by operating activities	
(Increase) decrease in assets:	
Accounts receivable, net	(53,398)
Due from affiliates	16,337
Prepaid expenses	24,117
(Decrease)Increase in liabilities:	
Accounts payable	39,654
Accrued expenses	33,269
Due to affiliates	(35,660)
NET CASH PROVIDED BY OPERATING ACTIVITIES	513,725
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Member	(360,000)
NET CASH USED IN FINANCING ACTIVITIES	(360,000)
NET INCREASE IN CASH	153,725
CASH AT BEGINNING OF THE YEAR	385,321
CASH AT END OF THE YEAR	$ 539,046

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2023

Note 1 - Organization and Nature of Business

Ultimus Fund Distributors, LLC ("UFD" or the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. UFD is an Ohio limited liability company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Member"). The ultimate parent of the Member is The Ultimus Group, LLC ("Ultimus Group"). UFD began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

UFD provides distribution services to its mutual fund customers as its primary source of revenue and serves as the principal underwriter for certain mutual fund customers that have contracted with the Member for the provision of mutual fund services.

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2023, or during the year then ended.

Note 2 – Summary of Significant Accounting Policies

BASIS OF PRESENTATION
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP").

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH
Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits, $250,000, of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by depositing cash with major financial institutions. There are no cash equivalents held as of year end nor is any cash restricted.

ACCOUNTS RECEIVABLE, NET
The provision for credit losses on accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated losses. A write-off is recorded when the Company concludes that all or a portion of the receivable is no longer collectible. During the year ended December 31, 2023, the Company recognized current-period provision for expected credit losses of $5,677, reversals of provisions previously recorded of ($12,806) as payments were received in current year, and write offs charged against the allowance of ($1,367), resulting in an allowance for credit losses of $3,166 as of December 31, 2023.

DISTRIBUTION FEE REVENUE
The Company contracts with mutual fund customers under distribution and licensing agreements. The primary performance obligation performed under these agreements includes serving as a mutual fund's distributor. The performance obligations are satisfied over the course of the contract serving as the

customer's distributor. Distribution fees are generally charged as a percentage of customer's average net assets, which may be subject to a minimum fee, and/or an annual flat fee. The Company recognizes revenue over the life of the contract based on the customer's monthly average net assets or on a straight-line basis for the annual flat fee. These services are billed monthly in arrears.

As part of its distribution and licensing agreements, the Company enters into agreements on behalf of mutual fund customers with broker-dealers who sell shares to the public. The Company pays the service fees it receives to such broker dealers for such services. Management has concluded that the Company does not act as principal for the third-party services, as the Company does not control the services provided by the third-party broker-dealers before they are transferred to the customer. Therefore, the Company is acting as an agent and distribution fee revenue is recorded net of these service fees.

UNDERWRITING FEE REVENUE

The Company earns revenue from the sales of securities in which it acts as an underwriter. A portion of this revenue is related to the costs incurred in connection with satisfying its performance obligations for which it receives reimbursements from its customers. For reimbursable costs, the Company concluded it controls the services provided by its employees and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in underwriting fee revenue and expense in commission expense in the statement of operations. Underwriting income is recognized on the trade date of the security as all performance obligations have been satisfied as of the date of the trade, and control and benefit of the security has been transferred.

SUPERVISION FEE REVENUE

The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities in exchange for annual fees. Supervision monitoring is an ongoing process over the annual term. The related revenue is recognized on a straight-line basis throughout the year as the performance obligations are fulfilled.

OTHER REVENUE

Other revenue is primarily comprised of compliance fee revenue. The Company incurs certain expenses related to FINRA regulatory fees that are reimbursable by the Company's clients. For these reimbursable costs, the Company concluded it controls the related services provided and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as compliance fee revenue in other revenue and as compliance fee expense in other expense in the statement of operations. The Company rebills these fees to the customers and revenue is recognized at that point in time.

Other revenue also includes interest income. The Company earned interest income related to cash equivalents held during the year ended December 31, 2023. There are no cash equivalents held at year-end.

COST REIMBURSEMENT

Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives, including FINRA fees and Central Registration Depository ("CRD") advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent pass-through items in which the Company is serving as an agent to the mutual fund groups or their sponsors and are recorded net with no impact to the Company's financial statements.

INCOME TAXES

The Company is a single member LLC which is disregarded for federal income tax purposes under the provisions of the Internal Revenue Code. Consequently, federal income taxes are not payable by, or

provided for, the Company. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Member, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. The 2020 through 2022 tax years remain subject to examination by the Internal Revenue Service.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, on the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2023, no such interest and penalties were recognized.

SEGMENT REPORTING
The Company operates as a mutual fund distributor. The Company's Chief Operating Decision Maker ("CODM"), who is also the President of UFD, utilizes an aggregate approach to assess the financial performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes.

In assessing segment performance and determining allocation of resources, the CODM does not review any separate operating results or expense detail and has no other measure of segment profit or loss other than that presented in the statement of operations. The CODM reviews this financial reporting information to evaluate the general health and profitability of the business.

NEW ACCOUNTING PRONOUNCEMENTS

The Company considers the applicability and impact of all ASU updates issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to not be applicable to the Company.

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which requires all public entities, including those with a single reportable segment, to disclose (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, (2) reporting of an amount for other segment items by reportable segment and a description of its composition, (3) reporting of one or more additional measures of segment profit or loss if used by the CODM in assessing segment performance and determining allocation of resources, and (4) reporting the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. The guidance is effective starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Company adopted this ASU in the year ended December 31, 2023 and has included the required disclosures for segment reporting, specifically the disaggregation of expenses.

Note 3 - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of an office leased by the Member. In addition, employees and other resources

of the Member support the Company's operations by providing certain administrative, management, accounting, and legal services. A $70,000 monthly management fee is paid to the Member under the Cost Assumption Agreement for advertising and promotional services along with the use of facilities, equipment, personnel and related services based generally on direct payroll costs incurred. The total management fee equaled $840,000 for the year ended December 31, 2023.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $17,287 relates to software and compliance expenses paid by the Company on behalf of affiliated entities and reimbursable funds at affiliated entities.

The due to affiliates balance of $40,140 relates to management fees payable to the Member and expenses paid by an affiliated entity that the Company will reimburse.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2023, the Company had net capital of $381,216 which was $356,216 in excess of its required net capital of $25,000, and a percentage of aggregate indebtedness to net capital of 41.4%. The Company intends to pay distributions to its Member during 2024, subject to applicable regulatory requirements and approvals.

Note 5 – Commitments and Contingencies

The Company enters contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently

available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2023.

Note 6 – Concentration of Revenue and Accounts Receivable

For the year ended December 31, 2023, two customers comprised 12.2% of the Company's revenues and 9.2% of accounts receivable, net.

Note 7 – Subsequent Events

The subsequent events for the Company have been evaluated by management through February 26, 2024, the date the financial statements were issued. No subsequent events occurred through this date, other than those disclosed below:

The Company distributed excess net capital of $35,000 to the Member on January 29, 2024.

Subsequent to year end, management filed a materiality consultation letter with FINRA to expand the scope of the Company's membership agreement. On January 24, 2024, FINRA approved the Company's distribution of exchange-traded funds.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1

Computation of Net Capital

Total member equity from Statement of Financial Condition	$	703,362
Deduction for nonallowable assets:		
Receivable from customers		(274,921)
Receivable from affiliates		(17,287)
Prepaid expenses		(29,938)
		(322,146)
Net Capital		381,216

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition		157,830
Percentage of aggregate indebtedness to net capital		41.40%

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)		10,522
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the two above)		25,000
Excess net capital (net capital less minimum net capital)		356,216
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	351,216

There are no material differences between the preceding computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the most recent unaudited Part IIA FOCUS Report (Form A-17A-5) as of December 31, 2023 filed on January 24, 2024.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2023

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2023

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

Report of Independent Registered Public Accounting Firm

To Those Charged With Governance and the Member of Ultimus Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Ultimus Fund Distributors, LLC Exemption Report, in which (1) Ultimus Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of those charged with governance, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

DocuSigned by:
Ernst + Young LLP
4208E5614C0540E...

Cincinnati, OH
February 26, 2024

Ultimus Fund Distributors, LLC
Exemption Report

Ultimus Fund Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2023, without exception.

Ultimus Fund Distributors, LLC

I, Kevin Guerette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Kevin Guerette
President

February 26, 2024